Prana Secures $6 million Additional Financing

- Provides greater opportunity to advance Prana’s clinical assets, including PBT2 into future Alzheimer’s trials -

New York – September 9, 2009 : Prana Biotechnology (ASX:PBT; NASDAQ:PRAN) today announced that it has reached agreement to raise $6 million (Australian) to support its R&D programs, to promote its drug development pipeline and to maintain corporate activities.

The funds come from an existing shareholder committed to Prana’s strategy to become a leader in the development of drugs to treat age related neurodegenerative diseases. Under the terms of the funding, Prana will issue 30 million ordinary shares ranking equally with the existing ASX listed ordinary shares (equivalent to 3 million ADR’s on NASDAQ) at a price of 20 cents (Australian currency) per share. These shares which are subject to limited price protection, will be issued without shareholder approval pursuant to the Company’s allowance under ASX Listing Rule 7.1. The investor will also receive, subject to shareholder approval, 10 million free attaching options each to acquire 1 ordinary share at an exercise price of 30 cents and expiring 4 years from the date of issue of the abovementioned shares. The Company will receive $5.7 million (Australian) net of all fees.

Geoffrey Kempler, Prana’s CEO, said, “We are always appreciative of the continuing support we receive from existing shareholders. The new funds will allow Prana to continue to build its development pipeline by providing the financial flexibility to choose to advance PBT2 into the next Alzheimer’s Disease clinical trial supported by either a pharmaceutical company or by investors. The funds will also enable Prana to promote our other clinical opportunities, especially around Parkinson’s Disease, and we hope soon to announce that we have selected a lead compound for development.”

Prana’s lead Alzheimer’s Disease compound, PBT2, has already completed a Phase IIa study in early Alzheimer’s Disease patients and has demonstrated safety and tolerability. In addition, PBT2 showed significant improvement in Executive Function, an important aspect of cognitive performance, and reduced the levels of Abeta in the spinal fluid of patients. Abeta is a key protein associated with Alzheimer’s Disease.

Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM - News) and Peregrine Corporate (Melbourne) were advisors on the transaction.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer’s Disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002.  Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

About the Placement

The Placement of the shares and options is subject to limited price protection in the event of potential registration delays that may arise in converting the 30 million ordinary shares to tradable American Depository Receipts (ADR’s) on the NASDAQ market. The limited price protection compensates the subscriber should the closing price of Prana shares on the ASX fall below A$0.19 (19 cents) provided that protection is limited to a maximum of down to A$0.17 (17 cents) from the date of issue of the Placement Shares until 5 days after the registration of the ADR’s on NASDAQ. The subscriber will be entitled at no further consideration to such number of additional shares as may be required so that the average subscription price of the shares is equivalent to the relevant closing price between the issuance of the shares and 5 days after the filing of a registration statement with the Securities and Exchange Commission, with a maximum protection down to A$0.17 (17 cents) per ordinary share.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.  Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts.  Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other  risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K.  Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release.  Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:
Investor Relations	Media Relations
Leslie Wolf-Creutzfeldt	Stacy Dimakakos
T: 646-284-9472	T: 646-284-9417
E: leslie.wolf-creutzfeldt@us.grayling.com	E: stacy.dimakakos@us.grayling.com